
February 21, 2012

Via E-mail
Jazy Zhang
Chief Financial Officer
Giant Interactive Group Inc.
11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233
People's Republic of China

> **Re:** **Giant Interactive Group Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 17, 2011**
> **File No. 001-33759**

Dear Mr. Zhang:

We have reviewed your letter dated January 20, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 6, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 57

1. We note your response to prior comment 2. Please confirm that you will also revise your future periodic filings to include the amount of cash, cash equivalents and short term investments held by your subsidiaries and VIE that would be subject to this tax upon distribution.

Audited Consolidated Financial Statements as of December 31, 2009 and 2010

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2) Consolidation, page F-10

2.   We note your response to prior comment 3. Please clarify your disclosure to indicate whether the VIE comprises all of the Company's Consolidated Statements of Operations and Comprehensive Income, and all of the Consolidated Statement of Cash Flows. To the extent it does not, please clarify the portion attributable to the VIE. Please also clarify whether all of the cash and cash equivalents, short-term investments, and investments in equity investees in the consolidated balance sheets are held by the parent and other entities. To the extent they are not, clarify the portion held by the VIE. Further, please clarify whether all of the other assets and liabilities in the consolidated balance sheet are held by the VIE. Please include your proposed disclosure in your response.

17. Income Tax Expense

3.   We note your response to prior comment 6 that the Company had sufficient cash in 2008, 2009 and 2010 at the listing company level from its IPO proceeds for the payment of dividends in those years, and thus it was not necessary for its PRC subsidiaries to distribute any dividends to the Company in order to further distribute to the Company's shareholders. However, we note your disclosure on page F-53 that the Company declared a total dividend of US$42 million paid out of 2009's distributable profits. Please reconcile these statements and clarify your disclosures accordingly. Please include your proposed disclosures in your response.

14) Revenue Recognition, page F-20

4.   We note your response to prior comment 4. Please clarify whether the fees you charge to your customers for the stand-alone IT services are a fixed amount, or are charged based on time and materials incurred. Please further clarify how you use this information to determine the amount of service revenue to defer in your multiple element arrangements that include both royalty revenues and service revenues. As part of your response, please clarify whether it is the stated percentage of game point revenue that you defer as service revenue and how this amount is equal to either the fixed amount you charge for stand-alone transactions, or the estimate of hours to provide the service multiplied by the rate charged when the services are sold separately. Please also tell us the amount of royalty revenue recognized pursuant to these multiple element arrangements for all periods presented.

Jazy Zhang
Giant Interactive Group Inc.
February 21, 2012
Page 3

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Portia Ku
        O'Melveney & Myers LLP